SCHEDULE A
to the
EXPENSE LIMITATION AGREEMENT
dated June 2, 2009, amended as of December 28, 2010
between
ADVISORSHARES TRUST
AND ADVISORSHARES INVESTMENTS, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual
Operating Expense Limit

Dent Tactical ETF	1.50%

WCM / BNY Mellon Focused Growth ADR ETF	1.25%

Mars Hill Global Relative Value ETF	1.50%

Peritus High Yield ETF	1.35%

Cambria Global Tactical ETF	1.35%

Active Bear ETF	1.75%

SiM Dynamic Allocation Diversified Income ETF	1.40%

SiM Dynamic Allocation Growth Income ETF	1.40%

Madrona Forward Domestic ETF	1.25%

Madrona Forward International ETF	1.25%

Madrona Forward Global Bond ETF	0.95%